EXHIBIT 99.1

Eltek Reports Receipt of $2.5 Million in Subscriptions in Its Rights Offering

PETACH-TIKVA, Israel, April 2, 2019 - Eltek Ltd., (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that in furtherance of the previously announced extension of time granted by the Listing Qualifications Department of Nasdaq to regain compliance with the shareholders' equity requirement of NASDAQ Listing Rule 5550(b)(1) (the "Rule"), that it has received approximately $2.5 million in subscriptions  for ordinary shares of the Company in its rights offering.

The Company's controlling shareholder exercised the rights offered to it in the rights offering and subscribed for and paid approximately $2.5 million for 1,707,365  ordinary shares. With the proceeds of this portion of the  rights offering, which will expire at 5:00 PM on April 9, 2019, the Company believes it  has regained compliance with the shareholders' equity requirement of the Rule.

NASDAQ has advised the Company that it will continue to monitor the Company's ongoing compliance with the shareholders' equity requirement and, if at the time of the Company's next periodic report the Company does not evidence compliance, the Company may be subject to delisting.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company's headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Alon Mualem
Chief Financial Officer
Alonm@nisteceltek.com
+972-3-9395023